# LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038    Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Members of
First Derivative Traders, LP
419 Minden Way
Wynnewood, PA 19096

We have audited the accompanying statement of financial condition of First Derivative Traders, LP (the Company) as of **December 31, 2015** and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for year ended **December 31, 2015**. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Derivative Traders, LP as of **December 31, 2015** and the results of its operations and its cash flows for the year ended **December 31, 2015** in conformity with accounting principles generally accepted in the United States.

The information contained in the Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of the First Derivative Traders, LP's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the Computation of Net Capital schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Lerner & Sipkin* CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2016